SUBSCRIPTION AGREEMENT

U.S. Small Cap Equity Active ETF

February 10, 2025

U.S. Small Cap Equity Active ETF

1301 Second Avenue, 18th Floor

Seattle, WA 98101

U.S. Small Cap Equity Active ETF:

The undersigned hereby subscribes to 4,000 shares of U.S. Small Cap Equity Active ETF (the “New Fund”). Each share of the New Fund shall have a par value of $0.01 per share and a price equal to $25.00 per share.

The undersigned represents that it is acquiring these shares for investment purposes only and not with a view to reselling or otherwise redistributing the same.

In consideration for your acceptance of the foregoing subscription, the undersigned hereby delivers to you $100,000 in full and complete payment.

Dated: February 10, 2025	RUSSELL INVESTMENT
MANAGEMENT, LLC

	By:	/s/ Katherine El-Hillow
Katherine El-Hillow
President

Acknowledged and Accepted:
U.S. SMALL CAP EQUITY ACTIVE ETF

By:	/s/ Kari Seabrands
Kari Seabrands
Treasurer and Chief Accounting Officer

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